                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        Physicians Formula Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    719427106
                                 (CUSIP Number)

                                  June 30, 2007
             (Date of Event Which Required Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. - 719427106

1    NAME OF REPORTING PERSON:

                                Nationwide SA Capital Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                                52-6969856

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      /_/
         (b)      /_/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION:

                                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER          0

6    SHARED VOTING POWER        779,875

7    SOLE DISPOSITIVE POWER     0

8    SHARED DISPOSITIVE POWER   779,875

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                779,875

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                5.60%

12   TYPE OF REPORTING PERSON
                                IA

CUSIP No. - 719427106

1    NAME OF REPORTING PERSON:

                                Nationwide Fund Advisors

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                                52-6969857

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      /_/
         (b)      /_/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION:

                                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER          0

6    SHARED VOTING POWER        841,070

7    SOLE DISPOSITIVE POWER     0

8    SHARED DISPOSITIVE POWER   841,070

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                841,070

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                6.04%

12   TYPE OF REPORTING PERSON
                                IA

Item 1.

          (a)  Name of Issuer: Physicians Formula Holdings, Inc.

          (b)  Address of Issuer's  Principal  Executive  Office:  1055 West 8th
               Street, Azusa, CA 91702

Item 2.

          (a)  Name of Person Filing:  Nationwide SA Capital Trust ("NSACT") and
               Nationwide Fund Advisors ("NFA")

          (b)  Address of Principal Business Office or, if none, Residence:

          NSACT:            5 Tower Bridge
                            300 Barr Harbor, Suite 300
                            Conshohocken, PA  19428

          NFA:              1200 River Road
                            Suite 1000
                            Conshohocken, PA  19428

          (c)  Citizenship: Delaware

          (d)  Title of the Class of Securities: Common Stock, $.01 par value

          (e)  CUSIP number: 719427106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [ ] Broker or dealer  registered  under section 15 of the Act (15
               U.S.C. 78o).

          (b)  [ ] Bank as  defined  in  section  3(a)(6)  of the Act (15 U.S.C.
               78c).

          (c)  [ ] Insurance  company as defined in section  3(a)(19) of the Act
               (15 U.S.C. 78c).

          (d)  [  ]  Investment  company  registered  under  section  8  of  the
               Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  [X]  An  investment   adviser  in  accordance  with   §240.13d-
               1(b)(1)(ii)(E);

          (f)  [ ] An employee  benefit  plan or  endowment  fund in  accordance with §240.13d-1(b)(1)(ii)(F);

          (g)  [ ] A parent  holding  company  or control  person in  accordance with §240.13d-1(b)(1)(ii)(G);

          (h)  [ ] A savings  association  as  defined  in  Section  3(b) of the
               Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [ ] A church  plan that is  excluded  from the  definition  of an investment  company  under  section  3(c)(14)  of the  Investment
               Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

     In accordance with Securities and Exchange  Commission Release No. 34-39538
(Jan. 12, 1998),  this statement on Schedule 13G is being filed by NSACT and NFA as a  separate  business  unit or  division  of their  ultimate  parent  entity,
Nationwide  Mutual  Insurance  Company.  NSACT  and NFA,  acting  as a  separate business unit or division for purposes of Regulation 13D-G,  exercise voting and investment  powers  independently  from other  business  units or  divisions  of
Nationwide Mutual Insurance Company.

     The securities  reported herein are beneficially  owned by one or more open or closed-end  investment  companies or other managed accounts which are advised by NSACT  and  NFA,  each of which is a  registered  investment  adviser.  NSACT
disclosures   include   securities   advised  by  its  indirect   majority-owned
subsidiary,  NorthPointe Capital, LLC ("NorthPointe"),  a registered  investment adviser.  Consistent with Rule 13d-4 under the Securities  Exchange Act of 1934, this  Schedule 13G shall not be construed as an admission  that NSACT or NFA, or any other person,  is the  beneficial  owner of any  securities  covered by this statement.

               a.   Amount beneficially owned:                         1,620,945

               b.   Percent of class                                      11.64%

               c.   Number of shares as to which such person has:

     i.   Sole power to vote or to direct the vote:                            0

     ii.  Shared power to vote or to direct the vote:                  1,620,945

     iii. Sole power to dispose or to direct the disposition of:               0

     iv.  Shared power to dispose or to direct the disposition of:     1,620,945

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The clients of NSACT, NFA, and NorthPointe,  including investment companies registered under the Investment  Company Act of 1940 and other managed accounts, have the right to receive  dividends  from as well as the proceeds from the sale of such  securities  reported  on in this  statement.  As of June 30,  2007,  no client's interest related to more than 5%.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company

          N/A

Item 8. Identification and Classification of Members of the Group

          N/A

Item 9. Notice of Dissolution of Group

          N/A

Item 10. Certification

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                       NATIONWIDE SA CAPITAL TRUST

                                    By:/s/Gerald J. Holland
                                       Name:    Gerald J. Holland
                                       Title:   Senior Vice President
                                       Date:    July 10, 2007

                                       NATIONWIDE FUND ADVISORS

                                    By:/s/Gerald J. Holland
                                       Name:    Gerald J. Holland
                                       Title:   Senior Vice President
                                       Date:    July 10, 2007